UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

BLACKROCK MUNIYIELD NEW YORK QUALITY FUND, INC.
(Name of Issuer)

VARIABLE RATE DEMAND PREFERRED SHARES

(Title of Class of Securities)

09255E805

(CUSIP Number)

Toronto-Dominion Investments, Inc.

1 Vanderbilt Avenue

New York, NY 10017

(212) 827-7488

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09255E805

1.	Names of Reporting Persons Toronto Dominion Investments, Inc. 36-2998941
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only ______________
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,477
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,477 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 09255E805

1.	Names of Reporting Persons Toronto Dominion Holdings (U.S.A.), Inc. 58-1495511
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only ______________
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,477
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,477 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 09255E805

1.	Names of Reporting Persons TD Group US Holdings LLC 47-4435262
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only ______________
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,477
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,477 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 09255E805

1.	Names of Reporting Persons The Toronto-Dominion Bank 13-5640479
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only ______________
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,477
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,477 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) BK

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Item 1 Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of 2,477 Series W-7 Variable Rate Demand Preferred Shares (CUSIP No. 09255E805) (“VRDP Shares”) of BlackRock MuniYield New York Quality Fund, Inc. (the “Issuer” or the “Company”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of VRDP Shares by TDI (as defined below). The Issuer’s principal executive offices are located at 100 Bellevue Parkway, Wilmington, Delaware 19808.

Item 2 Identity and Background

(a) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Toronto Dominion Investments, Inc. (“TDI”), a Delaware corporation
ii.	Toronto Dominion Holdings (U.S.A.), Inc. (“TDH”) a Delaware corporation
iii.	TD Group US Holdings LLC (“TD GUS”) a Delaware limited liability company
iv.	The Toronto-Dominion Bank (“TD”) a Canadian chartered bank

This Statement relates to the VRDP Shares that were purchased for the account of TDI.

(b) The address of the principal business office of TDI is:

1 Vanderbilt Avenue

New York, New York 10017

The address of the principal business office of TDH is:

1 Vanderbilt Avenue

New York, New York 10017

The address of the principal business office of TD GUS is:

251 Little Falls Drive

Wilmington, Delaware 19808

The address of the principal business office of TD is:

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario, Canada M5k 1A2

(c) TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. TDI’s principal business is limited to lending and investing.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

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(d) During the last five years, the Reporting Persons have not, and to the best knowledge of the Reporting Persons none of the Listed Persons have, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $247,700,000. The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Company.

Item 4 Purpose of the Transaction

TDI has purchased the VRDP Shares for investment purposes. TDI acquired the VRDP Shares in an open market transaction for an aggregate purchase price of $247,700,000.

The Reporting Persons have not acquired the VRDP Shares with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5 Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

As of June 22, 2022, the Reporting Persons beneficially owned an aggregate of 2,477 VRDP Shares representing 100% of the outstanding VRDP Shares of the Issuer. The 2,477 VRDP Shares reported herein consist of 2,477 VRDP Shares over which TDI is the record and beneficial owner. TDH is the sole owner of TDI and accordingly beneficially owns the VRDP Shares held by TDI. TD GUS is the sole owner of TDH and accordingly beneficially owns the VRDP Shares held by TDI. TD is the sole owner of TD GUS and accordingly beneficially owns the VRDP Shares held by TDI.

(c) There have been no transactions in the VRDP Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VRDP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

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Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the VRDP Shares owned by TDI, on June 22, 2022, TDI assigned certain voting rights on the VRDP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated as of June 22, 2022, among TDI, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Glass Lewis & Co., LLC (the “Voting Consultant”). Voting rights on the VRDP Shares not assigned to the Voting Trust have been retained by TDI. The Voting Trust provides that, with respect to voting matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting matters and makes a recommendation to the Voting Trustee on voting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote.

Item 7 Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Certificate for TD

99.3	Secretary’s Certificate for TD GUS

99.4	Voting Trust Agreement dated June 22, 2022

99.5	VRDP Shares Fee Agreement dated June 16, 2020

99.6	VRDP Shares Purchase Agreement dated June 16, 2020

99.7	VRDP Shares Remarketing Agreement dated June 16, 2020

99.8	Amendment to the VRDP Shares Fee Agreement dated June 22, 2022

99.9	Amendment to the VRDP Shares Purchase Agreement dated June 22, 2022

99.10	Amendment to the VRDP Shares Remarketing Agreement dated June 22, 2022

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2022

TORONTO DOMINION INVESTMENTS, INC.

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President & Chief Operating Officer

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By:	/s/ Cody Botnick
Name:	Cody Botnick
Title:	Assistant Secretary

THE TORONTO-DOMINION BANK

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President

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LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Certificate for TD

99.3	Secretary’s Certificate for TD GUS

99.4	Voting Trust Agreement dated June 22, 2022

99.5	VRDP Shares Fee Agreement dated June 16, 2020

99.6	VRDP Shares Purchase Agreement dated June 16, 2020

99.7	VRDP Shares Remarketing Agreement dated June 16, 2020

99.8	Amendment to the VRDP Shares Fee Agreement dated June 22, 2022

99.9	Amendment to the VRDP Shares Purchase Agreement dated June 22, 2022

99.10	Amendment to the VRDP Shares Remarketing Agreement dated June 22, 2022

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SCHEDULE I

INFORMATION RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS OF THE TD ENTITIES

The following sets forth the name, title and present principal occupation of each executive officer and director of TDI.

TORONTO DOMINION INVESTMENTS, INC.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Title	Principal Occupation or Employment

Danny Salinas (U.S. Citizen)	Director, Officer, & President	Chief Financial Officer, Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Nancy Haraf (U.S. Citizen)	Director, Vice President & Treasurer	Director, Finance, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Richard Rosenthal (US Citizen)	Officer, Vice President	Director, Financial & Regulatory Reporting, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Christina Petrou (US Citizen)	Officer, Vice President	Chief Operating Officer, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robert Franciscus (US Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robyn Zeller (US Citizen)	Officer, Vice President	Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

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Executive Officers and Directors of TDH

The following sets forth the name, title and present principal occupation of each executive officer and director of TDH.

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Title	Principal Occupation or Employment

Glenn Gibson (Canadian Citizen)	President, Chief Executive Officer	Region Head, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Christina Petrou (US Citizen)	Officer, Vice President, Chief Operating Officer	Chief Operating Officer, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Nancy Haraf (U.S. Citizen)	Officer & Director, Vice President & Treasurer	Director, Finance, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robyn Zeller (US Citizen)	Officer & Director, Vice President	Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Danny Salinas (U.S. Citizen)	Officer & Director, Vice President	Chief Financial Officer, Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robert Franciscus (US Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Pradeep Mehra (India Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Peter Stroud (US Citizen)	Officer, Vice President	Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

Robert Doster (US Citizen)	Officer, Vice President

Stuart Homcy (US Citizen)	Officer, Vice President

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Executive Officers and Directors of TD

The following sets forth the name, title and present principal occupation of each executive officer and director of TD.

THE TORONTO-DOMINION BANK

DIRECTORS

Name	Principal Occupation or Employment

Cherie L. Brant (Canadian Citizen)	Partner Borden Ladner Gervais LLP 22 Adelaide St West, Suite 3400 Toronto, Ontario M5H 4E3

Amy W. Brinkley (U.S. Citizen)	Consultant AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	Corporate Director and former President & Chief Executive Officer Cenovus Energy Inc. 600 Princeton Way SW#505 Calgary, Alberta T2P 5N4

Colleen A. Goggins (U.S. Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank of Canada 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5

David E. Kepler (U.S. Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Corporate Director and retired Managing Partner and Chief Executive of Deloitte LLP 15 Birkbank Drive Oakville, Ontario L6J 4Z1

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2

Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Claude Mongeau (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6

S. Jane Rowe (Canadian Citizen)	Vice Chair, Investments Ontario Teachers’ Pension Plan Board 5650 Yonge Street Toronto, Ontario M2M 4H5

Nancy G. Tower (Canadian Citizen)	Former President & Chief Executive Officer, Tampa Electric Company 1550 Dresden Row, Unit 1605 Halifax, Nova Scotia, Canada B3J 4A2

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EXECUTIVE OFFICERS

Name	Principal Occupation or Employment
Bharat B. Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Riaz Ahmed (Canadian Citizen)	President and CEO of TD Securities, Group Head, Wholesale Banking, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Ajai K. Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Raymond Chun (Canadian Citizen)	Group head, Wealth and Insurance, TD Bank Group 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2 Canada

Paul C. Douglas (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group 100 Wellington Street West, 27th Floor, TD West Tower Toronto, Ontario M5K 1A2 Canada

Barbara Hooper (Canadian Citizen)	Senior Executive Vice President, Treasury and Enterprise Strategy, TD Bank 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Greg Keeley (U.S. Citizen)	Senior Executive Vice President, Platforms & Technology, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Kenneth W. Lalonde (Canadian Citizen)	Senior Executive Vice President and Chief Human Resources Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Jane A. Langford (Canadian Citizen)	Executive Vice President and General Counsel, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Christine Morris (Canadian Citizen)	Senior Executive Vice President, Transformation, Enablement and Customer Experience 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Anita O’Dell (U.S. Citizen)	Senior Vice President and Chief Auditor, TD Bank Group US Audit Admin 200 Carolina Point Pkwy, Bldg B Greenville, SC 29607 SC1-009-415

Michael G. Rhodes (U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Leovigildo Salom (U.S. Citizen)	Group Head, U.S. Retail and CEO TD Bank and President and CEO, TD Bank, America’s Most Convenient Bank® 1701 Route 70 East, 2nd Floor Cherry Hill, Camden, NJ 08003

Kelvin Vi Luan Tran (Canadian Citizen)	Senior Executive Vice President and Chief Financial Officer, TD Bank 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

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